FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Nine-Month Period

Ended December 31, 2005

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 31 , 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer Chief Financial Officer

Consolidated Financial Results for the Nine-Month Period Ended December 31, 2005

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, January 31, 2006 — Mitsui & Co., Ltd. announced its consolidated financial results for the nine-month period ended December 31, 2005.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Shoei Utsuda

Investor Relations Contacts : Satoshi Tanaka, General Manager, Investor Relations Division TEL 81-3-3285-7533

1.	Basic Information on Quarterly Financial Statements

(1)	The adoption of compendium method in accounting procedure	: None

(2)	Changes of accounting principles applied from the previous fiscal year	: None

(3)	Changes of scope of group companies from the previous fiscal year	: Yes

Number of consolidated subsidiaries and associated companies accounted for by the equity method

Consolidated subsidiaries : 376, Associated companies accounted for by the equity method : 216 (Reference) March 31, 2005

Consolidated subsidiaries : 427, Associated companies accounted for by the equity method : 296

2. Consolidated financial results (Unaudited)

(1)	Consolidated operating results information for the three-month period ended December 31,2005 (from October 1, 2005 to December 31, 2005)

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Three-month period ended December 31, 2005	1,074,800	14.1	93,597	696.0	77,308	239.0	3,925,942	13.4
Three-month period ended December 31, 2004	942,204	33.4	11,759	(61.1)	22,802	(12.4)	3,462,298	14.0

(2)	Consolidated operating results information for the nine-month period ended December 31,2005 (from April 1, 2005 to December 31, 2005)

	Revenues		Income from continuing operations before income taxes, minority interests and equity in earnings		Net income		Total trading transactions
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Nine-month period ended December 31, 2005	2,964,860	10.9	210,254	59.7	160,501	89.0	10,980,462	7.8
Nine-month period ended December 31, 2004	2,674,299	24.7	131,655	71.8	84,903	63.7	10,186,729	13.4
Year ended March 31, 2005	3,520,143		176,682		121,136		13,609,457

	Net income per share, basic	Net income per share, diluted
	Yen	Yen
Nine-month period ended December 31, 2005	101.45	95.38
Nine-month period ended December 31, 2004	53.65	50.56
Year ended March 31, 2005	76.55	72.12

(3) Consolidated financial position information

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of Yen	Millions of Yen	%	Yen
December 31, 2005	8,602,368	1,426,126	16.6	901.27
December 31, 2004	7,408,357	1,053,211	14.2	665.60
March 31, 2005	7,593,387	1,122,828	14.8	709.66

Notes:

1.	Percentage figures for Revenues, Income from continuing operations before income taxes, minority interests and equity in earnings, Net income, and Total trading transactions for the three-month period and the nine-month period represent changes from the corresponding period of the previous year.

2.	Parentheses represent negative figures or decreases.

3.	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which Mitsui & Co., Ltd. and its subsidiaries (collectively, the “companies”) act as principal and transactions in which the companies serve as agent.

Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. The companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

4.	In accordance with Statement of Financial Accounting Standards (“SFAS”) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the three-month period ended December 31, 2004, the nine-month period ended December 31, 2004 and the year ended March 31, 2005 relating to discontinued operations have been reclassified.

5.	Starting from the year ended March 31, 2005, the companies changed their presentation on financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing. In relation to this change, “Revenues” and “Total trading transactions” for the three-month period ended December 31, 2004 and the nine-month period ended December 31, 2004 has been restated.

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

Highlights of Consolidated Financial Results for the Nine Month Period Ended 31st December, 2005

Results of Operations

Starting from the year ended 31st March, 2005, Mitsui & Co., Ltd. and its subsidiaries (“the Group”) reclassified financing revenues and costs of certain of the Company’s subsidiaries engaged mainly in external consumer financing from “Interest expense, net of interest income” to “Other sales” and “Cost of other sales,” respectively. In relation to this change, the figures for the nine month period ended 31st December, 2004 have been restated to conform to the presentation for the nine month period ended 31st December, 2005.

Operating Environment

Following the trend for the year ended 31st March, 2005, during the nine month period ended 31st December, 2005, the global economy continued its steady expansion. This was driven by the growth in the United States, as well as emerging countries in Asia, particularly China, which contributed to a substantial increase in global trade. Strong demand worldwide resulted in a rising trend of commodity prices, including in crude oil, iron raw materials (iron ore and metallurgical coal) and non ferrous metals.

Operating Results for the Nine Month Period Ended 31st December, 2005

Summary of Operations

An overview of the results of the operations for the nine month period ended 31st December, 2005 is set forth below:

•	For the nine month period ended 31st December, 2005, the Group recorded net income of ¥160.5 billion, an increase of ¥75.6 billion, or 89.0 per cent., from ¥84.9 billion for the corresponding nine month period of the previous year. Reflecting large increases in gross profit and equity in earnings, mainly the Metal Products & Minerals Segment, the Chemical Segment and the Machinery, Electronics & Information Segment contributed to the growth in consolidated net income.

•	The combined sum of net income and net loss from subsidiaries and associated companies for the period under review was ¥154.6 billion, an improvement of ¥40.9 billion from ¥113.7 billion for the corresponding nine month period of the previous year. The combined sum of net loss from unprofitable subsidiaries and associated companies was ¥31.9 billion primarily attributable to losses of those in the Consumer Products & Services Segment.

•	Total assets as of 31st December, 2005 was ¥8.6 trillion, an increase of ¥1.0 trillion from ¥7.6 trillion as of 31st March, 2005, reflecting new investments in Japan and overseas including those in energy and mineral resources businesses as well as consumer service businesses. As a result of factors including the increase in retained earnings, as of 31st December, 2005, the shareholders’ equity was ¥1.4 trillion, an increase of ¥0.3 trillion from ¥1.1 trillion as of 31st March, 2005, and Net DER was 2.17 times as of 31st December, 2005, compared to 2.42 times as of 31st March, 2005. The annualised return on equity (*) for the nine month period ended 31st December, 2005 was 16.8 per cent.

(Note (*)	The net income for the nine month period ended 31st December, 2005 has been multiplied by 4/3 to calculate the return on equity as an annualised return.)

During the nine month period ended 31st December, 2005, the average U.S. dollar-yen exchange rate was ¥112.85, representing an increase of ¥4.46 over the average rate for the corresponding nine month period of the previous year of ¥108.39.

Gross Profit

Gross profit for the nine month period ended 31st December, 2005 was ¥596.5 billion, an increase of ¥65.1 billion, or 12.3 per cent., from ¥531.4 billion for the corresponding nine month period of the previous year. This was due to the following:

•	Reflecting the rising price of natural resources and increased production, the Group saw significant growth in gross profit at iron ore mining subsidiaries, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Sesa Goa Limited (India), at a coal mining subsidiary, Mitsui Coal Holdings Pty. Ltd. (Australia), and at oil and gas subsidiaries Mitsui E&P Middle East B.V. (Netherlands) which develops and produces oil and gas in Oman and Mitwell Energy Resources Pty., Ltd. (Australia) which sells crude oil and condensate.

•	Trading activities in basic materials such as steel products and petrochemical products continued to show strong performance, reflecting firm overall market prices while the price trend varied by product.

•	In the Machinery, Electronics & Information Segment, there were increased contributions from a subsidiary Telepark Corp. (Japan) with growth in cell phone agency sale and overseas automotive-related subsidiaries. NextCom K.K. (Japan), formerly an associated company, became a subsidiary in the third quarter of the year ended 31st March, 2005.

•	Gross profit in the Consumer Products & Services Segment declined due to poor performance in the beverage and other food businesses and the textile businesses.

•	Spot and derivative trading of crude oil and oil products showed almost the same level of strong performance as in the corresponding nine month period of the previous year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine month period ended 31st December, 2005 were ¥400.6 billion, an increase of ¥22.1 billion, or 5.9 per cent., from ¥378.5 billion for the corresponding nine month period of the previous year. This was principally due to the effect of newly acquired domestic subsidiaries such as NextCom K.K. (Japan) and Hokushuren Co., Ltd., and increases in communication and information expenses.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the nine month period ended 31st December, 2005 was ¥15.5 billion, an increase by ¥10.1 billion, or 187.0 per cent., from ¥5.4 billion for the corresponding nine month period of the previous year mainly due to the rise in U.S. dollar interest rates and the increase in interest bearing liabilities associated with investments in energy resources developments.

Dividend Income

Dividend income for the nine month period ended 31st December, 2005 was ¥20.8 billion, an increase of ¥3.7 billion, or 21.6 per cent., from ¥17.1 billion for the corresponding nine month period of the previous year. While dividends from LNG projects in Abu Dhabi, Qatar and Oman decreased by ¥2.0 billion, there was a ¥2.0 billion dividend from an investment company related to gains on sales of interests in telecommunication companies in Africa and increases in dividends from various domestic listed companies.

Gain on Sales of Securities

Gain on sales of securities for the nine month period ended 31st December, 2005 was ¥26.9 billion, a decrease by ¥5.5 billion, or 17.0 per cent., from ¥32.4 billion for the corresponding nine month period of the previous year. The major factors were:

•	In the nine month period ended 31st December, 2005, the Group recorded a gain from the exchange of shares of Seven & I Holdings Co., Ltd, one of Japan’s leading diversified retailers, and gains on the sales of the shares in mobile communication carriers, including Metro PCS, Inc. in the United States and PT Excelcomindo Pratama, Tbk. in Indonesia.

•	In the corresponding nine month period of the previous year, the Group reported a ¥7.2 billion gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, a ¥4.1 billion gain on the sale of shares in Telepark Corp., and a ¥3.9 billion gain on the sale of shares in Bangkok Polyethylene Public Company Limited.

Loss on Write-Down of Securities

The loss on write-down of securities for the nine month period ended 31st December, 2005 was ¥5.7 billion, a decrease by ¥4.3 billion or 43.0 per cent., from ¥10.0 billion for the corresponding nine month period of the previous year. The Group recorded losses on write-down of non-marketable securities such as shares of satellite broadcasters and an IT related company in the corresponding nine month period of the previous year.

Gains on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the nine month period ended 31st December, 2005 was ¥6.6 billion, an increase of ¥3.9 billion, or 144.4 per cent, from ¥2.7 billion for the corresponding nine month period of the previous year. In the nine month period ended 31st December, 2005, the Company recorded a gain on sale of its real estate including corporate dormitories and residences.

Impairment Loss of Long-Lived Assets

The impairment loss of long-lived assets for the nine month period ended 31st December, 2005 was ¥9.8 billion, a decrease by ¥ 2.6 billion or 21.0 per cent., from ¥12.4 billion for the corresponding nine month period of the previous year. The main elements were impairment losses on land and facilities of MITSUI FOODS CO., LTD. (Japan) for the nine month period ended 31st December, 2005 and land for development purposes held by the Company for the corresponding nine month period of the previous year.

Compensation and Other Charges Related to the DPF Incident

The Company recorded by way of user response charges and subsidy compensation ¥32.0 billion for the nine month period ended 31st December, 2004. For the nine month period ended 31st December, 2005, the Company recorded an additional user response charge of ¥9 billion. For further information, see “Business—DPF Incident”.

Equity in Earnings of Associated Companies—Net

Equity in earnings of associated companies—net (after income tax effect) for the nine month period ended 31st December, 2005 was ¥67.4 billion, an increase by ¥21.5 billion, or 46.8 per cent., from ¥45.9 billion for the corresponding nine month period of the previous year. This was mainly attributable to the strong performance of mineral resources and energy related associated companies due to higher market prices for their products and increased production. These companies include Japan Australia LNG (MIMI) Pty. Ltd. (Australia), an LNG and oil development associated company and Valepar S.A. (Brazil), a controlling shareholder of mineral resources company Companhia Vale do Rio Doce in Brazil.

Reflecting the above-mentioned development, for the nine month period ended 31st December, 2005, the Group recorded net income of ¥160.5 billion, an increase of ¥75.6 billion, or 89.0 per cent., from ¥84.9 billion for the corresponding nine month period of the previous year. The increase in net income for the third quarter of the year ending 31st March, 2006 as compared to those for the first quarter and the second quarter is mainly attributable to the growth in gross profit and equity in earnings, as well as a relatively large gain on sales of securities and gains on disposal or sales of property and equipment. However, the Group’s expected results of net income for the year ending 31st March, 2006 will be subject to factors, including the following, which may give rise to a negative impact on its operating performance for the fourth quarter of the year ending 31st March, 2006:

•	An impairment loss on plant facilities at Mitalco Inc.

•	An increase in tax charges related to dividend income from the Company’s subsidiaries.

Operating Results by Operating Segment

In order to develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, the Group introduced an Asian Managing Directorship system. Broad authority and responsibility to manage businesses of the Group throughout Asia excluding Japan has been fully delegated to the Regional Managing Director, Asia. Based on this change, business performance in Asia other than Japan, which was formally included in Other Overseas Areas, is disclosed as a separate region-focused reportable operating segment effective from 1st April, 2005. The operating segment information for the nine month period ended 31st December, 2004 has been restated to conform to the presentation for the nine month period ended 31st December, 2005.

Metal Products & Minerals Segment

Gross profit for the nine month period ended 31st December, 2005 was ¥126.5 billion, a significant increase of ¥39.5 billion from ¥87.0 billion for the corresponding nine month period of the previous year. Driven by firm demand from Asian countries, especially China, prices for iron ore, metallurgical coal and thermal coal sharply rose. Profit margins of steel products also expanded due to the steady transaction volume. Main elements of the increase were as follows:

•	Iron ore prices under long-term contracts for the year ending 31st March, 2006 rose by 71.5 per cent. compared to the year ended 31st March, 2005. This resulted in major increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) by ¥15.9 billion and Sesa Goa Limited (India) by ¥3.8 billion compared to the corresponding nine month period of the previous year.

•	The long-term contract prices for metallurgical coal and thermal coal for the year ending 31st March, 2006 also rose sharply. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded an ¥8.2 billion increase in gross profit compared to the corresponding nine month period of the previous year, although it was partly offset by increased production cost such as surging fuel and material cost.

•	In the steel products business, a demand/supply balance for high-end products such as steel tubular products and steel plates for shipbuilding and automobiles was tight due to high oil prices. The growth in export of these products contributed to an increase in gross profit at the Company. However, there has been a weak trend of market prices for some of steel products due to excessive supply from China from the middle of the fiscal year ending 31st March, 2006.

Reflecting an increase in gross profit, operating income for the nine month period ended 31st December, 2005 was ¥88.2 billion, an increase of ¥39.8 billion from ¥48.4 billion for the corresponding nine month period of the previous year.

Equity in earnings of associated companies for the nine month period ended 31st December, 2005 was ¥20.6 billion, an increase of ¥3.8 billion from ¥16.8 billion for the corresponding nine month period of the previous year. Major factors were as follows:

•	Supported by higher market prices of their products, Valepar S.A. (Brazil), which recorded a ¥6.3 billion increase, as well as other associated companies in the iron raw materials mining business contributed to the increase.

•	Companhia Minera Dona Ines de Collahuasi SCM (Chile) has started to declare dividends, and therefore the Group has recognised a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients, which resulted in a ¥6.5 billion decline in equity in earnings.

Net income for the nine month period ended 31st December, 2005 was ¥60.0 billion, a ¥24.4 billion increase from ¥35.6 billion for the corresponding nine month period of the previous year. This significant increase resulted from the improvement in both operating income and equity in earnings of associated companies.

The Group has recognised that power purchase contract terms may deteriorate during the course of renewal negotiations in the second half of the year ending 31st March, 2006 at an aluminium smelting subsidiary, Mitalco Inc., which may constitute an event that would indicate a significant impairment charge on its plant facilities. The Group has not recognised most of such losses in its consolidated operating results for the nine month period ended 31st December, 2005.

Machinery, Electronics & Information Segment

The gross profit for the nine month period ended 31st December, 2005 was ¥110.7 billion, an increase of ¥12.2 billion from ¥98.5 billion for the corresponding nine month period of the previous year. Gross profit rose at Telepark Corp. (Japan) and at overseas subsidiaries engaged in businesses related to the automotive business. There were also contributions from new subsidiaries such as NextCom K.K. (Japan) which became a subsidiary in the third quarter of the year ended 31st March, 2005.

Operating income for the nine month period ended 31st December, 2005 was ¥25.9 billion, an increase of ¥4.5 billion from ¥21.4 billion for the corresponding nine month period of the previous year, because the increase in gross profit was partly offset by increases in selling, general and administrative expenses mainly in those subsidiaries which showed growth in gross profit.

Equity in earnings of associated companies for the nine month period ended 31st December, 2005 was ¥9.4 billion, an increase of ¥3.7 billion from ¥5.7 billion for the corresponding nine month period of the previous year mainly because of the contribution of a new associated company, IPM Eagle LLP (United Kingdom), which is engaged in overseas power generation businesses, and strong performance in ship and marine project related businesses.

Net income for the nine month period ended 31st December, 2005 was ¥29.5 billion, an increase of ¥8.9 billion from ¥20.6 billion for the corresponding nine month period of the previous year, principally due to the improvement in operating income and equity in earnings. Other major factors were as follows:

•	Gains on sales of shares, mainly shares in IT-related businesses, decreased from the corresponding nine month period of the previous year. For the corresponding nine month period of the previous year, there were gains on sales of shares in Vodafone Japan K.K. and Telepark Corp. amounting to ¥7.2 billion and ¥4.1 billion, respectively, as well as a ¥1.6 billion gain on issuance of stock by Telepark Corp. For the nine month period ended 31st December, 2005, there were gains on sales of shares in Metor PCS, Inc. in the United States and PT Excelcomindo Pratama, Tbk in Indonesia amounting to ¥5.5 billion and ¥2.0 billion, respectively.

•	For the nine month period ended 31st December, 2005, a ¥2.0 billion dividend was received from an investment company related to gains on the sale of various interests in telecommunication companies in Africa.

Chemical Segment

For the nine month period ended 31st December, 2005, gross profit was ¥71.8 billion, an increase of ¥9.1 billion from ¥62.7 billion for the corresponding nine month period of the previous year. The major factors were as follows:

•	During the period under review, overall market prices of petrochemical products stayed high, reflecting the high crude oil price, and the Group’s petrochemicals trading continued to benefit from favourable market conditions enjoyed in the previous year. Due to higher ammonia prices, the Company and PT Kaltim Pasifik Amoniak (Indonesia) reported increases in gross profit. On the other hand, there were one time unrealised holding losses on certain long term petrochemical purchase contracts for the corresponding nine month period of the previous year.

•	Gross profit declined at a feed additive manufacturing subsidiary Novus International, Inc. (United States) due to rising raw material costs and adverse effects of the hurricanes which hit the United States.

•	The Company increased gross profit in trading of plastics, electronic materials and crystalline liquid for IT related industries and inorganic raw materials such as salt and sulphur.

Operating income for the nine month period ended 31st December, 2005 was ¥24.9 billion, an increase of ¥8.4 billion from ¥16.5 billion for the corresponding nine month period of the previous year, because of the increase in gross profit.

Equity in earnings of associated companies for the nine month period ended 31st December, 2005 was ¥3.0 billion, a slight increase of ¥0.3 billion from ¥2.7 billion for the corresponding nine month period of the previous year, mainly due to the contribution of Japan-Arabia Methanol Co., Ltd. (Japan), an investment company in methanol manufacturing operations in Saudi Arabia, following the commencement of commercial operation of a methanol plant.

Net income for the nine month period ended 31st December, 2005 was ¥7.0 billion, an improvement of ¥14.7 billion compared to a ¥7.7 billion net loss for the corresponding nine month period of the previous year. In addition to the increase in operating income and equity in earnings of associated companies, the major factors were as follows:

•	The Company recorded ¥9.0 billion compensation and other charges related to the DPF incident for the nine month period ended 31st December, 2005, while it recorded the amount of ¥32.0 billion for the corresponding nine month period of the previous year (*).

•	In the corresponding nine month period of the previous year, the Group recorded a ¥3.9 billion gain on the sale of shares in Bangkok Polyethylene Public Company Limited, of which at least ¥2.4 billion was attributable to this segment.

(Note (*):	For the full year ended 31st March, 2005, the total amount of the compensation and other charges related to the DPF incident was ¥36.0 billion.)

Energy Segment

Japan Crude Cocktail (“JCC”), which is reflected in revenues of the Group’s oil and gas producing subsidiaries and associated companies, rose to U.S.$48 per barrel for the nine month period ended 31st December, 2005 from U.S.$34 per barrel for the corresponding nine month period of the previous year.

Gross profit for the nine month period ended 31st December, 2005 was ¥60.1 billion, an increase by ¥4.1 billion from ¥56.0 billion for the corresponding period of the previous year mainly due to the following factors:

•	Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, such as Mitsui E&P Middle East B.V. (Netherlands) operating in Oman by ¥7.1 billion and Mittwell Energy Resources Pty., Ltd. (Australia) by ¥3.1 billion.

•	For the nine month period ended 31st December, 2005, gross profit of Arcadia Petroleum Ltd. (United Kingdom) (*) which was engaged in crude oil trading, decreased by ¥8.2 billion from the corresponding nine month period of the previous year when it had shown an exceptionally good performance. However, the Group recorded increases in gross profit for oil products trading at Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. by ¥2.7 billion and ¥2.3 billion, respectively, reflecting the strong demand in Asia and higher crude oil prices.

•	Combined total gross profit of Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan), both domestic petroleum products and gas wholesale and retail subsidiaries, decreased by ¥3.8 billion because of rising costs caused by higher crude oil prices.

(Note (*):	In November 2005, the Company announced that the Group entered into an agreement for the sale of all of the shares in Arcadia Petroleum Ltd, which is due to be completed by 31st March, 2006.)

Operating income for the nine month period ended 31st December, 2005 was ¥35.8 billion, an increase by ¥7.3 billion from ¥28.5 billion for the corresponding nine month period of the previous year, reflecting the increase in gross profit as well as the decreased amount of trader bonus paid at Arcadia Petroleum Ltd.

Reflecting higher crude oil prices and production expansion, equity in earnings of associated companies for the nine month period ended 31st December, 2005 was ¥26.0 billion, an increase by ¥11.1 billion from ¥14.9 billion for the corresponding nine month period of the previous year. This significant increase was mainly attributable to Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia and Mitsui Oil Exploration Co., Ltd. (Japan), which is mainly engaged in the production of gas and crude oil in offshore Thailand.

Net income for the nine month period ended 31st December, 2005 was ¥34.0 billion, an increase by ¥3.3 billion from ¥30.7 billion for the corresponding nine month period in the previous year. The increases in operating income and equity in earnings were partially offset by:

•	An increase in interest expenses at Mitsui Sakhalin Holdings B.V. (Netherlands) by ¥4.7 billion due to the rise in U.S. dollar interest rates and increase in interest bearing debt related to the Sakhalin II project.

•	A decrease in dividend income from LNG projects in the Middle East by ¥2.0 billion as some of such dividends which would have been expected to be declared in the year ending 31st March, 2006 were brought forward to the year ended 31st March, 2005.

There is a time lag of up to six months between the fluctuation in JCC price and its reflection in the operating results of the Group’s oil and gas producing subsidiaries and associated companies. The Company assumes a JCC price of U.S.$ 50.00 per barrel for the year ending 31st March, 2006 (the first half result: U.S.$44.00 per barrel, the second half estimate: U.S.$55.00 per barrel). The quarterly averages of JCC since October 2004 are provided below.

Quarterly Average Prices of JCC

From October to December, 2004	From January to March, 2005	From April to June, 2005	From July to September, 2005	From October to November, 2005(*)
(U.S. Dollar per Barrel)
40.57	40.70	49.71	56.06	58.72

Source: Trade Statistics of Japan published by the Ministry of Finance of Japan

(Note (*): Two month average up to November 2005, prepared using the November preliminary figure.)

Consumer Products & Services Segment

Gross profit for the nine month period ended 31st December, 2005 was ¥109.2 billion, a ¥6.4 billion decrease from ¥115.6 billion for the corresponding nine month period of the previous year. The major factors to this decline were as follows:

•	For the nine month period ended 31st December, 2005, transactions decreased at the Company in the beverage businesses, compared to the sharp growth driven by the summer heat wave recorded in the corresponding nine month period of the previous year, and in the businesses of catechin, a substance in tea, at a food manufacturing subsidiary, Mitsui Norin Co., Ltd. (Japan). The contribution of a newly acquired subsidiary Hokushuren Co., Ltd., a regional wholesaler, partly offset the decline in gross profit.

•	There were decreases in gross profit at MBK Real Estate Ltd. (United States) which recorded a gain on the sale of large commercial facilities in the corresponding nine month period of the previous year, and in revenues from houses built for sale at Mitsui Bussan House-Techno, Inc. (Japan) for the nine month period ended 31st December, 2005.

•	Textile businesses in general showed poor performance.

Operating income for the nine month period ended 31st December, 2005 was ¥14.9 billion, a decrease by ¥11.0 billion from ¥25.9 billion for the corresponding nine month period of the previous year due to the increase in selling, general and administrative expenses attributable to the acquisition of Hokushuren Co., Ltd, and an increase in personnel expenses mainly at MITSUI FOODS CO., LTD. (Japan). as well as the above-mentioned decrease in gross profit.

Equity in earnings of associated companies for the nine month period ended 31st December, 2005 was ¥5.4 billion, a ¥2.3 billion increase from ¥3.1 billion for the corresponding nine month period of the previous year. This was primarily due to contribution from Ventura Foods LLC (United States) which expanded sales of food oil processing products. QVC Japan, Inc. (Japan), a television shopping service company, and AIM Service Co., Ltd. (Japan), a food catering service company, also contributed to this improvement.

Net income for the nine month period ended 31st December, 2005 was ¥6.9 billion, a ¥8.4 billion decrease from ¥15.3 billion for the corresponding nine month period of the previous year. This decline was mainly attributable to the decrease in operating income. In addition, MITSUI FOODS CO., LTD. (Japan) reported impairment losses on land and facilities, while the Group recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & I Holdings Co., Ltd., one of Japan’s leading diversified retailers.

Logistics & Financial Markets Segment

For the nine month period ended 31st December, 2005, gross profit was ¥34.5 billion, a decrease by ¥1.6 billion from ¥36.1 billion for the corresponding nine month period of the previous year. Gross profit from commodity derivative trading in energy decreased at the Company and Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) compared to a strong performance for the corresponding nine month period of the previous year.

Operating income for the nine month period ended 31st December, 2005 was ¥10.9 billion, a decrease by ¥2.9 billion from ¥13.8 billion for the corresponding nine month period of the previous year, reflecting the above-mentioned decrease in gross profit and increase in personnel expenses.

Equity in earnings of associated companies for the nine month period ended 31st December, 2005 was ¥2.8 billion, a ¥0.7 billion increase from ¥2.1 billion for the corresponding nine month period of the previous year, primarily due to a slight increase in earnings at Mitsui Leasing & Development, Ltd. (Japan).

Net income for the nine month period ended 31st December, 2005 was to ¥8.4 billion, a decrease by ¥0.8 billion from ¥9.2 billion for the corresponding nine month period of the previous year, reflecting the above-mentioned decline in operating income.

Americas Segment

Gross profit for the nine month period ended 31st December, 2005 was ¥42.5 billion, an increase by ¥7.7 billion from ¥34.8 billion for the corresponding nine month period of the previous year. Gross profit increased at a petroleum products trading subsidiary Westport Petroleum, Inc. (United States) by ¥8.2 billion and at a steel pipe trading subsidiaries Champions Pipe & Supply, Inc. (United States) by ¥1.8 billion. In addition, there was a new contribution of ¥1.3 billion from CornerStone Research & Development Inc. which was acquired during the year ended 31st March, 2005. However, gross profit decreased by ¥1.7 billion at Portac, Inc. (United States), which produces lumber and lumber products, due to a sharp fall in the prices of its products.

Operating Income for the nine month period ended 31st December, 2005 was ¥14.2 billion, a ¥4.4 billion increase from ¥9.8 billion for the corresponding nine month period of the previous year, reflecting the increase in gross profit, which was partly offset by higher trader bonus at Westport Petroleum, Inc.

Net income for the nine month period ended 31st December, 2005 was ¥11.2 billion, an increase by ¥0.7 billion from ¥10.5 billion for the corresponding nine month period of the previous year due to the increase in operating income in spite of an increase in interest expenses resulting from a rise in U.S. dollar interest rates at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries.

Europe Segment

Gross profit for the nine month period ended 31st December, 2005 was ¥16.6 billion, an increase of ¥1.4 billion from ¥15.2 billion for the corresponding nine month period of the previous year, which was largely attributable to growth in the organic chemical trading businesses.

Operating income for the nine month period ended 31st December, 2005 was ¥3.7 billion, a ¥1.8 billion increase from ¥1.9 billion for the corresponding nine month period of the previous year, reflecting the increase in gross profit.

Net income for the nine month period ended 31st December, 2005 was ¥3.7 billion, a ¥0.7 billion increase from ¥3.0 billion for the corresponding nine month period of the previous year. The increase in operating income was partly offset by a decline in contribution from Arcadia Petroleum Ltd. (United Kingdom) in which this segment has a minority share interest.

Asia Segment

Gross profit for the nine month period ended 31st December, 2005 was ¥18.8 billion, a ¥2.7 billion increase from ¥16.1 billion for the corresponding nine month period of the previous year. This was attributable to the good performance at the Singapore branch in the chemical businesses and continuing favourable conditions for the trading of steel products and chemical for Mitsui & Co. (Hong Kong) and the other trading subsidiaries in China.

Operating income for the nine month period ended 31st December, 2005 was ¥6.0 billion, the same as the corresponding nine month period of the previous year. The increase in gross profit was offset by increases in selling, general and administrative expenses mainly at trading subsidiaries in China and a provision for doubtful receivables at a trading subsidiary in Thailand.

Net income for the nine month period ended 31st December, 2005 was ¥6.4 billion, a ¥0.3 billion decrease from ¥6.7 billion for the corresponding nine month period of the previous year.

Other Overseas Segment

Net income for the nine month period ended 31st December, 2005 was ¥10.6 billion, a ¥6.6 billion increase from ¥4.0 billion for the corresponding nine month period of the previous year. This was due to the contribution to the segment of its interests in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia), which showed strong growth in net income for the nine month period ended 31st December, 2005, as described under Metal Products & Minerals Segment above.

Assets, Liabilities and Shareholders’ Equity

Total assets as of 31st December, 2005 was ¥8,602.4 billion, an increase of ¥1,009.0 billion compared to ¥7,593.4 billion as of 31st March, 2005.

Current assets as of 31st December, 2005 was ¥4,846.5 billion, an increase of ¥425.8 billion compared to ¥4,420.7 billion as of 31st March, 2005 due mainly to increases in trade receivables, inventories and derivative assets at subsidiaries of the Chemical Segment, the Metal Products & Minerals Segment, the Energy Segment and the Logistics & Financial Markets Segment, reflecting higher market prices and increased business transactions.

Current liabilities as of 31st December, 2005 was ¥3,720.5 billion, an increase of ¥438.7 billion compared to ¥3,281.8 billion as of 31st March, 2005, primarily because of increases in trade payables and derivative liabilities corresponding to the above-mentioned increase in derivative assets, inventories and trade receivables. As a result of the above, working capital, or current assets minus current liabilities, as of 31st December, 2005 was ¥1,126.0 billion, a ¥12.9 billion decrease compared to ¥1,138.9 billion as of 31st March, 2005.

Investments and non-current receivables, property and equipment—at cost and other assets totaled ¥3,755.8 billion as of 31st December, 2005, a ¥583.1 billion increase compared to ¥3,172.7 billion as of 31st March, 2005, mainly due to the following factors:

•	Out of investments and non-current receivables, investments in and advances to associated companies as of 31st December, 2005 was ¥1,229.6 billion, a ¥256.4 billion increase compared to ¥973.2 billion as of 31st March, 2005. This increase was primarily caused by capital expenditure into core businesses under the current Medium-Term Strategic and Financial Plan such as the Sakhalin II project for ¥60.3 billion, acquisition of Saltend power plant for ¥13.7 billion, participation in the Goro Nickel Project for ¥7.8 billion, and the combined total of approximately ¥130 billion of other non-cash items such as increases corresponding to equity in earnings, improvement in foreign exchange translation adjustments and unrealised holding gains on available-for-sale securities. In addition, other investments were ¥928.7 billion, a ¥268.5 billion increase compared to ¥660.2 billion as of 31st March, 2005. This was due to the purchase of shares in Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. for ¥50.0 billion, participation in the Equatorial Guinea LNG project amounting to ¥15.2 billion, and the purchase of shares in Tokyo Broadcasting System, Inc. for ¥6.0 billion and the combined total of approximately ¥170 billion of an increase in unrealised holding gains on available-for-sale securities and gains on sale in exchange of shares of Seven-Eleven Japan Co., Ltd. and Ito-Yokado Co., Ltd. for newly issued Seven & I Holdings Co., Ltd. shares.

•	Property and equipment—at cost as of 31st December, 2005 was ¥746.5 billion, an increase of ¥83.8 billion compared to ¥662.7 billion as of 31st March, 2005 principally due to increases in machinery and equipment at the Enfield oil project in Western Australia by ¥16.4 billion and equipment for iron ore mining property and equipment in Australia by ¥8.1 billion.

Long-term debt, less current maturities as of 31st December, 2005 was ¥3,016.2 billion, an increase of ¥111.3 billion compared to ¥2,904.9 billion as of 31st March, 2005 primarily because of increases in borrowings from financial institutions, which corresponded to funding for the above-mentioned investments and acquisitions of fixed assets.

Shareholders’ equity as of 31st December, 2005 was ¥1,426.1 billion, an increase of ¥303.3 billion compared to ¥1,122.8 billion as of 31st March, 2005, primarily because of the increase in retained earnings by ¥128.9 billion, increase in unrealised holding gains on available-for-sale securities by ¥114.9 billion and gains in foreign exchange adjustments as a result of stronger U.S. dollar and Brazilian Real against the Japanese yen by ¥59.6 billion.

As a result of the above, shareholders’ equity to total assets ratio as of 31st December, 2005 was 16.6 per cent., an increase of 1.8 percentage points compared to 14.8 per cent. as of 31st March, 2005. Adjusted interest bearing debt as of 31st December, 2005 was ¥3,831.2 billion. Net interest-bearing liabilities, or interest-bearing liabilities minus cash and cash equivalents and time deposits as of 31st December, 2005 was ¥3,096.2 billion, an increase of ¥376.3 billion compared to ¥2,719.9 billion as of 31st March, 2005. Net DER as of 31st December, 2005 was 2.17 times compared to 2.42 times as of 31st March, 2005.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

Mitsui & Co., Ltd. and subsidiaries

December 31, 2005 and March 31, 2005

	Millions of Yen
	December 31, 2005	March 31, 2005	Increase/ (Decrease)
ASSETS
Current Assets:
Cash and marketable securities	¥741,399	¥847,954	¥(106,555)
Trade receivables, less allowance for doubtful receivables	2,741,581	2,488,916	252,665
Inventories	716,481	596,876	119,605
Other current assets	647,064	486,933	160,131

Total current assets	4,846,525	4,420,679	425,846

Investments and Non-current Receivables:
Investments in and advances to associated companies and other investments	2,158,311	1,633,449	524,862
Non-current receivables, less allowance for doubtful receivables, and property leased to others	602,126	627,724	(25,598)

Total investments and non-current receivables	2,760,437	2,261,173	499,264

Property and Equipment, less Accumulated Depreciation	746,453	662,688	83,765

Other Assets	248,953	248,847	106

Total	¥8,602,368	¥7,593,387	¥1,008,981

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt and current maturities of long-term debt	¥1,038,251	¥907,303	¥130,948
Trade payables	2,079,998	1,854,128	225,870
Other current liabilities	602,264	520,345	81,919

Total current liabilities	3,720,513	3,281,776	438,737

Long-term Debt, less Current Maturities	3,016,219	2,904,923	111,296

Other Liabilities	325,384	183,033	142,351

Minority Interests	114,126	100,827	13,299

Shareholders’ Equity:
Common stock	192,759	192,493	266
Capital surplus	288,321	288,048	273
Retained earnings:
Appropriated for legal reserve	37,626	37,018	608
Unappropriated	784,281	656,032	128,249
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	215,054	100,179	114,875
Foreign currency translation adjustments and others	(90,107)	(149,730)	59,623

Total accumulated other comprehensive income (loss)	124,947	(49,551)	174,498

Treasury stock, at cost	(1,808)	(1,212)	(596)

Total shareholders’ equity	1,426,126	1,122,828	303,298

Total	¥8,602,368	¥7,593,387	¥1,008,981

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (UNAUDITED)

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2005 and 2004

	Millions of Yen
	Nine-month period ended December 31, 2005	Nine-month period ended December 31, 2004 As restated	Comparison with previous period
			Increase/(Decrease)
			Amount	%
Revenues	¥2,964,860	¥2,674,299	¥290,561	10.9
Cost of Revenues	2,368,328	2,142,935	225,393

Gross Profit	596,532	531,364	65,168	12.3

Other Expenses (Income):
Selling, general and administrative	400,607	378,451	22,156
Provision for doubtful receivables	64	7,889	(7,825)
Interest expense, net of interest income	15,498	5,424	10,074
Dividend income	(20,843)	(17,092)	(3,751)
Gain on sales of securities — net	(26,875)	(32,437)	(5,562)
Loss on write-down of securities	5,669	10,009	(4,340)
Gain on disposal or sales of property and equipment —net	(6,599)	(2,727)	(3,872)
Impairment loss of long-lived assets	9,816	12,373	(2,557)
Compensation and other charges related to DPF incident	9,000	32,000	(23,000)
Other expense (income) — net	(59)	5,819	(5,878)

Total other expenses	386,278	399,709	(13,431)

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	210,254	131,655	78,599	59.7

Income Taxes	104,564	82,825	21,739

Income from Continuing Operations before Minority Interests and Equity in Earnings	105,690	48,830	56,860	116.4
Minority Interests in Earnings of Subsidiaries	(13,846)	(10,877)	(2,969)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	67,441	45,943	21,498	46.8

Income from Continuing Operations	159,285	83,896	75,389	89.9
Income from Discontinued Operations — Net (After Income Tax Effect)	1,216	1,007	209

Net Income	¥160,501	¥84,903	¥75,598	89.0

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income):
Net income	¥160,501	¥84,903	¥75,598

Other comprehensive income (after income tax effect):
Unrealized holding gains on available-for-sale securities	114,875	12,229	102,646
Foreign currency translation adjustments and others	59,623	6,081	53,542

Changes in equity from nonowner sources	¥334,999	¥103,213	¥231,786

Note:	Starting from the year ended March 31, 2005, the companies reclassified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest expense, net of interest income” to “Revenues” and “Cost of revenues”. In relation to this change, the figures for the nine-month period ended December 31, 2004 have been restated to conform to the current period presentation.

OPERATING SEGMENT INFORMATION (UNAUDITED)

Mitsui & Co., Ltd. and subsidiaries

Nine-month period ended December 31, 2005 (from April 1, 2005 to December 31, 2005)

	Millions of Yen
	Metal Products & Minerals	Machinery, Electronics & Information	Chemical	Energy	Consumer Products & Services	Logistics & Financial Markets	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	¥2,340,709	¥2,165,722	¥1,533,105	¥1,241,615	¥2,084,273	¥77,313	¥822,621	¥291,851	¥364,999	¥51,453	¥10,973,661	¥5,510	¥1,291	¥10,980,462
Gross Profit	126,507	110,737	71,826	60,100	109,208	34,451	42,505	16,620	18,807	3,557	594,318	5,647	(3,433)	596,532
Operating Income (Loss)	88,186	25,886	24,890	35,806	14,935	10,935	14,215	3,681	5,999	628	225,161	(2,321)	(26,979)	195,861
Equity in Earnings of Associated Companies	20,572	9,374	2,961	25,981	5,374	2,817	1,608	140	122	491	69,440	225	(2,224)	67,441
Net Income	60,017	29,502	7,021	33,986	6,929	8,421	11,230	3,748	6,384	10,586	177,824	10,221	(27,544)	160,501

Total Assets at December 31, 2005	1,431,765	1,530,548	872,912	1,117,672	1,349,228	671,548	492,053	424,600	177,319	81,479	8,149,124	2,421,652	(1,968,408)	8,602,368
Nine-month period ended December 31, 2004 (from April 1, 2004 to December 31, 2004) (As restated)
	Millions of Yen
	Metal Products & Minerals	Machinery, Electronics & Information	Chemical	Energy	Consumer Products & Services	Logistics & Financial Markets	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions:
External customers	¥1,941,631	¥1,951,945	¥1,403,360	¥1,041,741	¥1,999,019	¥70,915	¥897,678	¥294,142	¥477,629	¥99,471	¥10,177,531	¥16,948	¥(7,750)	¥10,186,729
Intersegment	180,930	92,258	298,563	79,743	65,535	3,363	360,622	278,199	373,389	379,728	2,112,330	8,051	(2,120,381)	–
Total	2,122,561	2,044,203	1,701,923	1,121,484	2,064,554	74,278	1,258,300	572,341	851,018	479,199	12,289,861	24,999	(2,128,131)	10,186,729
Gross Profit	87,026	98,486	62,680	56,002	115,568	36,091	34,824	15,189	16,055	2,822	524,743	8,704	(2,083)	531,364
Operating Income (Loss)	48,409	21,355	16,540	28,534	25,891	13,833	9,797	1,862	5,976	112	172,309	(1,469)	(25,816)	145,024
Equity in Earnings of Associated Companies	16,816	5,735	2,680	14,904	3,107	2,050	1,449	156	48	306	47,251	349	(1,657)	45,943
Net Income (Loss)	35,643	20,625	(7,690)	30,653	15,303	9,173	10,506	2,961	6,717	4,002	127,893	723	(43,713)	84,903

Total Assets at December 31, 2004	1,232,279	1,254,747	771,316	817,784	1,167,866	362,854	434,479	288,636	184,296	71,827	6,586,084	2,217,944	(1,395,671)	7,408,357

Notes:

1.	In accordance with SFAS No. 144, the figures of “Consolidated Total” for the nine-month period ended December 31, 2004 have been reclassified.

The reclassifications to “Income from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

2.	“All Other” includes business activities which primarily provide services, such as financing service and operation services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2005 and 2004 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

3.	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

4.	Transfers between operating segments are made at cost plus a markup.

5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

6.	Starting from the nine-month period ended December 31, 2005, the Group delegated broad authority and responsibility to the Regional Managing Director, Asia to manage the Group’s businesses throughout Asia excluding Japan. Based on this change, business in Asia other than Japan, which was formally included in the “Other Overseas Areas”, is disclosed as a separate region-focused reportable operating segment. The operating segment information for the nine-month period ended December 31, 2004 has been restated to conform to the current period presentation.

7.	During the year ended March 31, 2005 the companies classified financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from “Interest expense, net of interest income” to “Revenues” and “Cost of revenues.” In relation to this change, the figures of “Total Trading Transactions”, “Gross Profit” and “Operating Income (Loss)” for the the nine-month period ended December 31, 2004 have been restated to conform to the current period presentation.

8.	Starting from the year ended March 31, 2005, “Equity in Earnings of Associated Companies” is disclosed, since this item of each reportable segment is newly included in the measure of segment performance reviewed by the chief operating decision maker.

Since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, it is excluded from segments' total trading transactions and only those to external customers are presented.